OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

New Century Financial Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 6435EV108

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2006
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		1,493,571
Beneficially
Owned By Each	8	Shared Voting		1,543,429
Reporting Person
With			9	Sole Dispositive	1,493,571

			10	Shared Dispositive	1,543,429

11	Aggregate Amount Beneficially owned	2,003,171

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  3.55	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust
2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		131,394
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	131,394

11	Aggregate Amount Beneficially owned	131,394

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.23 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,200
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,200

11	Aggregate Amount Beneficially owned	3,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,109,660
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,109,660

11	Aggregate Amount Beneficially owned	   209,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.37   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		899,760
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	899,760

11	Aggregate Amount Beneficially owned	899,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.60    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Samuel J Heller

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,675
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,675

11	Aggregate Amount Beneficially owned	2,675

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure


6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,675
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,675

11	Aggregate Amount Beneficially owned	2,675

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.00    %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		26,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	26,000

11	Aggregate Amount Beneficially owned	26,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		26,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	26,000

11	Aggregate Amount Beneficially owned	26,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04  %

14	Type of Reporting Person			00
















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		270,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	270,500

11	Aggregate Amount Beneficially owned	270,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.5  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,341
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,341

11	Aggregate Amount Beneficially owned	3,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,241
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,241

11	Aggregate Amount Beneficially owned	5,241

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,100

11	Aggregate Amount Beneficially owned	2,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.00 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		    1,351
Beneficially
Owned By Each	8	Shared Voting		280,941
Reporting Person
With			9	Sole Dispositive	    1,351

			10	Shared Dispositive	280,941

11	Aggregate Amount Beneficially owned	277,051

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.5	 %

14	Type of Reporting Person			IN




















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		    314
Beneficially
Owned By Each	8	Shared Voting		 8,341
Reporting Person
With			9	Sole Dispositive	   314

			10	Shared Dispositive      8,341

11	Aggregate Amount Beneficially owned	3,414

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00  %

14	Type of Reporting Person			IN


















Item	1.	Security and Issuer

		New Century Financial Corporation
		common stock

		New Century Financial Corporation
		18400 Von Karman, Suite 1000
		Irvine, California 92612
		949 440 7030

CUSIP Number	6435EV108


Item	2.	Identity and Background


Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.












Howard M Amster 2005 Charitable Remainder Unitrust

Howard M Amster 2005 Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster 2005 Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard M Amster 2005 Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.













Amster Limited Partnership

Howard Amster is a 10 % owner and General Partner of Amster
Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

a)	Amster Limited Partnership
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or partners of Amster Ltd.
Partnership have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Amster
Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.



e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company Charitable Remainder Unitrusts

Amster Trading Company Charitable Remainder Unitrusts have been funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. Howard Amster is the sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the trusts and therefore disclaims beneficial ownership of shares owned by the trusts.

a)	Amster Trading Company Charitable Remainder Unitrusts
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrusts

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.





Samuel J Heller

a)	Samuel J Heller
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Student

d)	Samuel J Heller has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Samuel J Heller has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Samuel J Heller Irrevocable Trust

Howard Amster is a co-trustee of the Samuel J Heller Irrevocable Trust. Mr. Amster can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. Mr. Amster has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Samuel J Heller Irrevocable Trust
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Irrevocable Trust

d)	Neither Howard Amster as trustee or the other trustees
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster as trustee or the other trustees
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Pleasant Lake Apts. Corp.

Howard Amster is the 100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Pleasant Lake Apts. Ltd. Partnership

Howard Amster is the 99.75 % owner of Pleasant Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Partnership.

Pleasant Lake Apts. Corp. is the General Partner of Pleasant
Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake
Apts. Ltd. Partnership.

a)	Pleasant Lake Apts. Ltd. Partnership
b)	7530 Lucerne Drive, # 101
	Middleburg Heights, Ohio 44130

c)	Real Estate

d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat
Securities Ltd., an Ohio Limited Liability Company.

David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of New Century Financial Corporation, he because of such voting and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.


Howard Amster is an 83 % owner/principal of Ramat Securities Ltd.
and has joint voting or dispositive power over any securities owned by Ramat Securities Ltd., but by being an 83 % owner can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tova Financial, Inc.

David Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.

Gilda Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.


a)	Tova Financial, Inc.
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Tova Financial, Inc., Charitable Remainder Unitrust

Tova Financial, Inc., Charitable Remainder Unitrust has been
Funded by Toval Financial, Inc.  Because Tova Financial, Inc.
has the right to change the trustee of the trust, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Tova Financial, Inc. receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Tova Financial Inc. disclaims beneficial ownership of the securities owned by the trust. David Zlatin and Gilda Zlatin are co-trustees of the Tova Financial, Inc. Charitable Remainder Unitrust, although they have no pecuniary interest in the trust and therefore disclaim beneficial ownership of shares owned by the trust.

a)	Tova Financial, Inc., Charitable Remainder Unitrust
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Charitable Remainder Unitrust

d)	Neither the officers, directors, or shareholders of Tova
Financial, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	Neither the officers, directors, or shareholders of  Tova
Financial, Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.


ZAK Group LLC

David Zlatin is a 36 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositive power shares owned by ZAK Group LLC. Amster Limited Partnership is a 28 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositve power owned by ZAK
Group LLC.

a)	ZAK Group LLC

b)	221 Allynd Blvd., Chardon, Ohio 44024-1010

c)	Investments

d)	Neither the officers, directors or members of ZAK Group LLC
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or members of ZAK Group LLC
have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.



David Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder Unitrust, each disclaims any shared voting and dispositive power over shares of New Century Financial Corporation that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



Gilda Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder Unitrust, each disclaims any shared voting and dispositive power over shares of New Century Financial Corporation that each may own as a beneficial owner.

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

For information purposes only

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities own 111,286 shares of New Century Financial
Corporation or 0.20 % of the Registrant's common shares.

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities Ltd. do not have ownership, no shared voting, no dispositive power, no pecuniary interest in in any shares in Registrant's common shares nor to any other securities owned directly or indirectly by Ramat Securities Ltd. Clients and employees of
Ramat Securities Ltd. (excluding Mr. Amster and Mr. Zlatin) disclaim being a member of this group.

Ramat Securities has no ownership, no shared voting, no dispositive, no pecuniary interest in Registrant's common shares nor in any other securities owned directly or indirectly by its clients or employees
(excluding Mr. Amster and Mr. Zlatin).


Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 1,493,571 common shares with personal funds without borrowing. The total consideration for the purchases is is $ 77,796,429.12.

Howard M Amster 2005 Charitable Remainder Unitrust purchased all 131,394 common shares with trust assets without borrowing. The total consideration for the purchase was $ 6,233,393.09.

Amster Ltd. Partnership purchased all 1,100 common shares with partnership funds without borrowing. The total consideration for this purchase is $ 64,780.50.

Amster Trading Company purchased all 209,900 common shares with working capital without borrowing. The total consideration for these purchases is $ 9,449,963.74.

Amster Trading Company Charitable Remainder Unitrusts purchased all 899,760 common shares with trust assets without borrowing.
The total consideration for these purchases is $ 45,437,957.84.

Samuel J Heller Irrevocable Trust purchased all 2,675 common shares with trust assets without borrowing. The total consideration for these purchase is $ $ 155,212.63.

Pleasant Lake Apts. Ltd. Partnership purchased all 26,000 common shares with partnership funds without borrowing. The total consideration for these purchases is $ 1,164,226.36.

Ramat Securities Ltd. purchased all 270,500 common shares with working capital without borrowing. The total consideration for these purchases is $ 12,440,645.32.

Tova Financial, Inc. purchased all 3,100 common shares with working capital without borrowing. The total consideration for the purchase is $ 135,973.38.

Tova Financial, Inc. Charitable Remainder Unitrust purchased all 5,241 common shares with trust assets without borrowing.
The total consideration for the purchase is $ 314,215.80.

ZAK Group LLC purchased all 2,100 common shares
with working capital without borrowing.  The total consideration
for the purchase is $ 112,942.72.                .

David Zlatin , in his individual retirement and K accounts purchased all 1,351 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 73,301.42.

Gilda Zlatin in her individual retirement account purchased
All 314 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 16,808.59.



Item	4.	Purpose of Transaction

Howard Amster, Howard M Amster 2005 Charitable Remainder Unitrust, Amster Limited Partnership, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts,
Samuel J Heller, Samuel J. Heller Irrevocable Trust,
Pleasant Lake Apts. Corp., Pleasant Lake Apts. Ltd. Partnership, Ramat Securites Ltd., Tova Financial, Inc., Toval Financial Inc. Charitable Remainder Unitrust, Zak Group Ltd., David Zlatin, Gilda Zlatin acquired their shares for purposes of investment and may deemed to be a group.

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.







Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 56,397,064 shares as of April 30, 2006 referenced in the 10-Q for period ending
March 31, 2006.

(a)(b)	The aggregate amount owned by this Reporting Group is
3,047,006 shares or 5.40 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 1,493,571 shares or 2.65 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
131,394 shares or 0.23 % of the common outstanding shares.

Amster Ltd. Partnership owns 1,100 common shares or 0.00 % of the common outstanding shares

Amster Trading Company owns 209,900 shares or
0.37 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 899,760 shares or 1.60 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 2,675 shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 26,000 common shares or 0.04 % of the common outstanding shares.

Ramat Securities Ltd. owns 270,500 common shares or
0.5 % of the common outstanding shares.

Tova Financial, Inc. owns 3,100 common shares or
0.00 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 5,241 common shares or 0.01 % of the common outstanding shares.

ZAK Group LLC owns 2,100 common shares or
0.00 % of the common outstanding shares.

David Zlatin owns 1,351 common shares or
0.00 % of the common outstanding shares.

Gilda Zlatin owns 314 common shares or
0.00 % of the common outstanding shares.


c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction.


								Executing
Identity		Date		Shares		Price	Broker
Howard Amster	12/16/03	  2,000		37.75	Bear, Stearns
and various		12/17/03	13,376		37.84	Bear, Stearns
Individual		12/19/03	11,000		38.13	Bear, Stearns
Retirement Accounts	02/05/04	  3,500		44.99	Bear, Stearns
03/11/04	  8,004		49.40	Bear, Stearns
			03/12/04	  5,000		49.42	Bear, Stearns
			03/15/04	  9,500		48.79	Bear, Stearns
			03/16/04	  2,000		48.50	Bear, Stearns
			03/18/04	10,000		48.79	Bear, Stearns
			03/23/04	  3,000		48.5	Bear, Stearns
			04/16/04	  2,300		44.65	Bear, Stearns
			04/19/04	  2,100		44.42	Bear, Stearns
			08/19/04	22,000		48.62	Bear, Stearns
			08/19/04	34,100		49.02	Bear, Stearns
			10/12/04	10,900		57.76	Bear, Stearns
			10/20/04	  7,400		52.37	Bear, Stearns
			10/21/04	  1,000		54.14	Bear, Stearns
			10/22/04	       85		54.02	Bear, Stearns
			10/25/04	20,700		53.12	Bear, Stearns
			10/26/04	20,400		54.40	Bear, Stearns
			10/27/04	     500		55.19	Bear, Stearns
			10/29/04	  1,300		55.19	Bear, Stearns
			11/01/04	  3,100		55.73	Bear, Stearns
			11/05/04	59,800		59.25	Bear, Stearns
			11/08/04	43,100		59.89	Bear, Stearns
			11/09/04	15,100		60.28	Bear, Stearns
			11/15/04	     700		64.58	Bear, Stearns
			11/22/04	     800		60.84	Bear, Stearns
			11/23/04	     900 	61.90	Bear, Stearns
			11/24/04	     400		61.89	Bear, Stearns
			11/30/04	  1,400		62.82	Bear, Stearns
			12/23/04	  7,800		63.61	Bear, Stearns
			12/27/04	  2,500		62.95	Bear, Stearns
			12/28/04	  2,000		63.39	Bear, Stearns
			12/30/04	12,000		64.64	Bear, Stearns
			12/31/04	35,000		64.50	Bear, Stearns
			01/03/05	20,000		63.85	Bear, Stearns
			01/04/05	  2,100		63.51	Bear, Stearns
			01/06/05	11,100		59.18	Bear, Stearns
			01/07/05	24,000		59.38	Bear, Stearns
			01/10/05	27,500		59.58	Bear, Stearns
			01/11/05	  5,100		59.92	Bear, Stearns
			01/12/05	  5,800		57.66	Bear, Stearns
			01/13/05	  5,600		59.66	Bear, Stearns
			01/14/05	34,000		60.35	Bear, Stearns
			01/18/05	16,800		60.72	Bear, Stearns
			01/19/05	14,900		61.20	Bear, Stearns
			01/20/05	  7,200		60.25	Bear, Stearns
			01/21/05	  4,200		60.04	Bear, Stearns
			01/24/05	  6,100		58.46	Bear, Stearns
			01/25/05	17,000		58.40	Bear, Stearns
			01/26/05	  3,300		58.28	Bear, Stearns
			01/27/05	  5,600		57.63	Bear, Stearns
			01/28/05	  1,400		57.64	Bear, Stearns
			01/31/05	  6,300		59.02	Bear, Stearns
			02/03/05	38,000		55.06	Bear, Stearns
			02/04/05	82,200		53.18	Bear, Stearns
			02/07/05          43,775             53.09	McDonald
			02/07/05	85,400		53.12	Bear, Stearns
			02/08/05	76,000		51.44	Bear, Stearns
			02/09/05	28,600		52.35	Bear, Stearns
			02/10/05	12,100		51.86	Bear, Stearns
			02/11/05	96,706		51.70	Bear, Stearns
			02/24/05	  1,600		49.98	Bear, Stearns
			02/25/05	  8,700		51.21	Bear, Stearns
			02/28/05	  9,200		51.75	Bear, Stearns
			03/01/05	  2,300		50.85	Bear, Stearns
			03/02/05	  3,000		50.94	Bear, Stearns
			03/03/05	  1,400		51.74	Bear, Stearns
			03/07/05	  1,500		53.15	Bear, Stearns
			03/14/05	  4,500		48.95	Bear, Stearns
			03/23/05	  9,500		44.17	Bear, Stearns
			03/31/05	  5,400		46.82	Bear, Stearns
			04/01/05	  7,900		46.87	Bear, Stearns
			04/04/05	  2,000		46.54	Bear, Stearns
			04/05/05	  2,600		46.33	Bear, Stearns
			04/15/05	30,000		42.47	Bear, Stearns
			04/29/05	16,000		45.29	Bear, Stearns
			05/04/05	70,200		47.16	Bear, Stearns
			05/05/05	14,800		47.39	Bear, Stearns
			05/11/05	  2,200		46.59	Bear, Stearns
			05/13/05	  1,200		44.93	Bear, Stearns
			05/17/05	  2,500		45.82	Bear, Stearns
			05/17/05            2,275         	45.98	McDonald
			07/06/05	  2,000		51.56	Bear, Stearns
			07/18/05	15,300		50.70	Bear, Stearns
			08/04/05	49,600		48.55	Bear, Stearns
			08/05/05	28,900		45.66	Bear, Stearns
			08/08/05	  4,050		45.20	Bear, Stearns
			08/11/05	  6,200		42.90	Bear, Stearns
			12/12/05	60,000		35.80	Bear, Stearns
			07/31/06	65,700		44.09	Bear, Stearns
			07/31/06	     400		43.83	Bear, Stearns
			08/03/06	  7,100		43.93	Bear, Stearns

Howard M Amster	01/25/05	  8,400		58.40	Bear, Stearns
2005 Charitable	01/26/05	  5,100		58.28	Bear, Stearns
Remainder Unitrust	02/11/05	30,594		51.70	Bear, Stearns
			02/28/05	     800		51.75	Bear, Stearns
			03/18/05	  4,900		45.44	Bear, Stearns
			03/21/05	  3,500		45.59	Bear, Stearns
			03/22/05	  2,300		45.63	Bear, Stearns
			03/23/05	42,800		44.17	Bear, Stearns
			04/07/05	  2,000		47.75	Bear, Stearns
			04/21/05	21,000		42.43	Bear, Stearns
			05/02/05	  1,400		46.06	Bear, Stearns
			05/03/05	  4,400		46.94	Bear, Stearns
			08/08/05	     200		45.20	Bear, Stearns
			07/31/06	  3,300		44.09	Bear, Stearns
			08/01/06	     700		43.61	Bear, Stearns

Amster Ltd.		01/05/05	  1,100		58.86	Bear, Stearns
Partnership

Amster Trading	02/05/04	11,500		45.23	Bear, Stearns
Company		04/19/04	  3,000		44.42	Bear, Stearns
			02/07/05	     200		53.12	Bear, Stearns
			02/09/05	14,100		52.35	Bear, Stearns
			02/10/05	  3,600		51.86	Bear, Stearns
			04/14/05	  2,400		43.68	Bear, Stearns
			04/26/05	  2,300		43.70	Bear, Stearns
			08/01/06        105,000		44.31	Bear, Stearns
			08/02/06	67,800		44.24	Bear, Stearns

Amster Trading	03/24/04	  9,000		47.06	Bear, Stearns
Company		03/25/04	  2,300		45.63	Bear, Stearns
Charitable		04/02/04	  1,000		47.50	Bear, Stearns
Remainder		04/16/04	26,100		44.65	Bear, Stearns
Unitrusts		04/19/04	  8,000		44.42	Bear, Stearns
			10/11/04	  3,400		57.21	Bear, Stearns
			10/13/04	  1,400		57.54	Bear, Stearns
			10/14/04	  1,000		56.65	Bear, Stearns
			10/15/04	  1,600		56.43	Bear, Stearns
			10/20/04	  2,900		53.60	Bear, Stearns
			10/21/04	  3,400		54.14	Bear, Stearns
			10/22/04	  1,515		54.02	Bear, Stearns
	11/09/04	25,200		60.28	Bear, Stearns
			11/10/04	15,700		62.48	Bear, Stearns
			11/18/04	     600		63.03	Bear, Stearns
			01/04/05	  2,800		63.51	Bear, Stearns
			01/27/05	10,000		57.63	Bear, Stearns
			02/04/05	29,800		53.18	Bear, Stearns
			02/07/05	77,900		53.12	Bear, Stearns
			02/08/05	68,645		51.44	Bear, Stearns
			02/09/05	58,900		52.35	Bear, Stearns
			02/10/05	67,800		51.86	Bear, Stearns
			02/11/05	32,300		51.70	Bear, Stearns
			02/14/05	17,100		53.59	Bear, Stearns
			02/23/05	65,100		49.59	Bear, Stearns
			02/24/05	31,100		49.98	Bear, Stearns
			02/25/05	33,400		51.21	Bear, Stearns
			03/01/05	  2,800		50.85	Bear, Stearns
			03/02/05	11,500		50.94	Bear, Stearns
			03/03/05	  6,400		51.74	Bear, Stearns
			03/04/05	  4,700		53.35	Bear, Stearns
			03/07/05	  3,800		53.15	Bear, Stearns
			03/08/05	  9,700		52.62	Bear, Stearns
			03/09/05	45,300		50.01	Bear, Stearns
			03/10/05	24,800		49.36	Bear, Stearns
			03/11/05	  6,800		49.00	Bear, Stearns
			03/15/05	10,600		47.81	Bear, Stearns
			03/16/05	16,000		46.17	Bear, Stearns
			03/17/05	17,000		46.61	Bear, Stearns
			03/23/05	10,400		44.17	Bear, Stearns
			03/24/05	38,200		44.53	Bear, Stearns
			04/22/05	  3,000		43.23	Bear, Stearns
			05/12/05	26,700		44.79	Bear, Stearns
			05/13/05	  6,700		44.93	Bear, Stearns
			05/17/05	     600		45.82 	Bear, Stearns
			07/18/05	  1,900		50.70	Bear, Stearns
			08/05/05	27,100		45.66	Bear, Stearns
			08/08/05	  2,100		45.20	Bear, Stearns
			07/31/06	24,000		44.09	Bear, Stearns
			08/01/06	  1,700		43.61	Bear, Stearns

Samuel J Heller	08/23/04	   675		50.72	Bear, Stearns
Irrevocable Trust	01/20/05	2,000		60.12	Bear, Stearns

Pleasant Lake		02/04/05	2,300		53.18	Bear, Stearns
Apts. Ltd.		02/18/05	   800		52.30	Bear, Stearns
Partnership		05/13/05	   700		44.93	Bear, Stearns
			08/01/06        22,200		43.61	Bear, Stearns

Ramat Securities 	12/04/03	2,482		38.13	Bear, Stearns
Ltd.			03/24/04	   100		47.50	Bear, Stearns
			03/25/04	   400		45.00	Bear, Stearns
			04/02/04	   500		47.25	Bear, Stearns
			04/05/04	1,000		45.25	Bear, Stearns
			04/12/04	   500		47.50	Bear, Stearns
			04/20/04	7,800		44.98	Bear, Stearns
			08/18/04	5,000		48.52	Bear, Stearns
			08/19/04        23,000		48.62	Bear, Stearns
			08/19/04        35,700		49.02	Bear, Stearns
			10/20/04	6,100		51.86	Bear, Stearns
			02/03/05	3,000		56.06	Bear, Stearns
			02/07/05	2,200		53.09	Bear, Stearns
			02/09/05        34,500		52.54	Bear, Stearns
			02/23/05	5,000		49.49	Bear, Stearns
			03/02/05	2,500		51.08	Bear, Stearns
			03/03/05	6,500		51.53	Bear, Stearns
			03/03/05	2,000		52.26	Bear, Stearns
			03/04/05	4,000		52.96	Bear, Stearns
			03/07/05	1,800		53.39	Bear, Stearns
			03/14/05	4,600		48.94	Bear, Stearns
			03/16/05	1,500		46.08	Bear, Stearns
			03/17/05	2,000		46.75	Bear, Stearns
			03/23/05	2,000		44.86	Bear, Stearns
			03/24/05	   700		44.54	Bear, Stearns
			03/28/05	   500		44.67	Bear, Stearns
			03/29/05	1,200		44.79	Bear, Stearns
			04/06/05	   218		46.52	Bear, Stearns
			06/28/05	   700		49.84	Bear, Stearns
			08/15/05        12,000		42.14	Bear, Stearns
			08/19/05	5,500		42.22	Bear, Stearns
			08/23/05	6,000		42.88	Bear, Stearns
			08/24/05	7,000		43.56	Bear, Stearns
			08/26/05	2,000		43.03	Bear, Stearns
			09/09/05	1,500		43.03	Bear, Stearns
			09/14/05	9,000		43.42	Bear, Stearns
			09/20/05        38,000		41.37	Bear, Stearns
			09/20/05	7,000		41.99	Bear, Stearns
			12/12/05        25,000		35.80	Bear, Stearns

Tova Financial, Inc.	08/03/06	3,100		43.84	Bear, Stearns

Tova Financial, Inc.	01/19/05	4,000		60.75	Bear, Stearns
Charitable Remainder 01/20/05	1,000		60.35	Bear, Stearns
Unitrust		04/15/05	   106		42.50	Bear, Stearns
			05/11/05	   135		45.96	Bear, Stearns

ZAK Group LLC	08/25/04	   800		53.71	Bear, Stearns
			10/29/04	   600		55.21	Bear, Stearns
			11/01/04	   300		55.73	Bear, Stearns
			02/25/05	   400		51.32	Bear, Stearns

David Zlatin		10/29/04	    300		55.21	Bear, Stearns
in his various		11/02/04	    310		56.55	Bear, Stearns
individual & K	11/05/04	      60		59.11	Bear, Stearns
retirement accounts	11/22/04	      56		60.97	Bear, Stearns
			01/12/05	    148		57.71	Bear, Stearns
			02/09/05	    297		51.90	Bear, Stearns
			04/15/05	    130		42.50	Bear, Stearns
			05/11/05	      17		45.96	Bear, Stearns
			07/15/05	      33		52.35	Bear, Stearns

Gilda Zlatin		11/05/04	      58		59.11	Bear, Stearns
in her individual	11/22/04	      40		60.97	Bear, Stearns
retirement account	02/09/05	    145		51.90	Bear, Stearns
			04/15/05	      38		42.50	Bear, Stearns
			07/15/05                33		52.35	Bear, Stearns



Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		August 7, 2006


/s/
Howard Amster


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner



/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Samuel J Heller



/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal



/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President


/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member





/s/
David Zlatin



/s/
Gilda Zlatin